Exhibit 99.2

NICE and AT&T Expand Strategic Collaboration to Provide Integrated
Solutions for Emergency Communications Centers

NICE’s unified incident capture and data analytics solution will help public safety agencies derive valuable insights from AT&T NG9-1-1

Hoboken, N.J., August 5, 2024 – NICE (Nasdaq: NICE) today announced that it is expanding its strategic collaboration with AT&T to bring the advantages of the companies’ integrated solutions to emergency communications centers. As part of this, NICE is creating a unified incident capture and data analytics solution for AT&T NextGen 9-1-1 (NG9-1-1) technologies. This solution meets the evolving needs of 9-1-1 centers by enabling them to capture and utilize data for valuable insights. NICE will be showcasing its collaboration with AT&T at booth #1313 and at the NICE booth #1401 at APCO 2024 in Orlando, Florida, from August 5-7.

Chris Wooten, Executive Vice President, NICE, said, “AT&T technologies are revolutionizing public safety by empowering 9-1-1 centers and first responders with real-time information to make smarter decisions and save lives. At the same time, public safety agencies are also realizing the importance of having one solution to capture and analyze these new data sources. NICE Inform Elite provides a single, comprehensive solution for capturing NG9-1-1 and other essential incident data, along with automated solutions for incident reconstruction, data analysis and evidence production. This allows public safety agencies to gain a full understanding of everything that occurred during an incident, understand the impact of new technology and data sources, identify areas for improvement and quickly fulfill and manage records requests.”

Matt Walsh, Area Vice President, FirstNet and Next Generation 9-1-1, AT&T, said, “As the only provider of end-to-end mission-critical communication solutions that support 9-1-1 telecommunicators, dispatchers and first responders, AT&T is committed to driving innovation for emergency communications centers and first responders. We’re excited to continue moving public safety transformation forward for our customers, alongside NICE. The combination of our technologies offers 9-1-1 centers a unique catalyst for transformation.”

Through its integration with AT&T’s solutions, NICE Inform Elite is providing a one-stop shop for capturing and analyzing NG9-1-1 data, both for evidentiary records and for incident reconstruction. Furthermore, 9-1-1 centers can leverage NICE’s data analytics to evaluate the impact of new technologies on call handling and response times and uncover and address any training and knowledge gaps.

To learn more about NICE’s digital transformation solutions for Emergency Communications Centers, visit the NICE website by clicking here or email PSInfo@NICE.com for more information.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizati3ons of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.